FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	November	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

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This Form 6-K consists of a press release announcing Acetex’s results for the three months ended September 30, 2003.

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FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

Vancouver, B.C., Canada – November 4, 2003 - Acetex Corporation announced today results for the three months ended September 30, 2003, determined under Canadian generally accepted accounting principles.  These results include a net loss of U.S. $10.4 million and EBITDA (defined as operating earnings plus amortization) of U.S. $5.4 million.  Net sales of U.S. $88.8 million were generated during the period from the sale of acetyls products and specialty polymers and films.

For the nine months ended September 30, 2003, net loss was U.S. $11.1 million and EBITDA was U.S. $27.0 million.  Sales for the same period were U.S. $229.1 million.

On August 5, 2003, we completed the acquisition of AT Plastics Inc., a Canadian company that manufactures and sells specialty polymers and films in North America and around the world.  The results of operations set out above consolidate the acquired business from August 5, 2003.

On a pro forma basis, calculated as if the acquisition of AT Plastics had completed at the beginning of the period presented, Acetex would have realized EBITDA of U.S. $8.3 million on sales of U.S. $103.3 million for the three months ended September 30, 2003, and EBITDA of U.S. $40.5 million on sales of U.S. $329.7 million for the nine months ended September 30, 2003.

“The most important news in the third quarter was the successful conclusion of the acquisition of AT Plastics on August 5,” said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex Corporation.  “The acquisition provides diversity, operating strength and the potential for very significant value creation to Acetex.  To refinance the long-term debt of AT Plastics we issued an additional U.S. $75.0 million of our existing series of bonds.  The issuance of additional bonds was very well received by investors and were sold at a price of 109.5.  Unfortunately, we experienced an unscheduled shutdown at our main Acetyls facility at Pardies, France, resulting in an interruption in production of 18 days and a reduction in EBITDA of U.S. $6.0 million for the third quarter.

The reported financial results include the results of AT Plastics from the closing date of August 5, 2003.  To better understand the results of operations it is useful to look at the pro forma EBITDA including AT Plastics results for the full quarter, which is U.S. $8.3 million.  These results would have been U.S. $6.0 million better had we not suffered the unscheduled shutdown.”

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

Acetex Corporation has two primary businesses – its European Acetyls Business and the Specialty Polymers and Films Business.  Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products.  The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, Canada.  Acetex’s common shares are listed for trading under the symbol “ATX” on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for Wednesday, November 5, 2003, at 11:30 a.m. Eastern Time to discuss these results.  To participate, please call (416) 641-6711 ten minutes before the start of the call.  If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21165226.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

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ACETEX CORPORATION

FINANCIAL AND OPERATING HIGHLIGHTS

Selected Financial Information

(In thousands of U.S. dollars)

(Unaudited)	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Sales	$88,831	$55,326	$229,130	$154,524
Net earnings (loss) for the period	(10,412)	2,539	(11,116)	(10,100)
Net earnings (loss) per share	$(0.34)	$0.10	$(0.41)	$(0.38)
Cash generated from operations [2]	(2,238)	7,477	8,222	3,501
Cash generated from operations per share[2]	$(0.07)	$0.28	$0.30	$0.13
Cash position at end of period	50,359	51,354	50,359	51,354

EBITDA – with AT Plastics post August 5[1]
Acetyls Segment	3,525	10,320	26,208	19,360
Specialty Polymers and Films Segment	3,045	—	3,045	—
Corporate	(1,148)	—	(2,240)	—
	5,422	10,320	27,013	19,360
EBITDA – Pro forma[1]
Acetyls Segment	3,525	10,320	26,208	19,360
Specialty Polymers and Films Segment	5,923	6,347	16,391	17,180
Corporate	(1,148)	—	(2,240)	—
	8,300	16,667	40,358	36,540
Senior unsecured notes at end of period	265,000	190,000	265,000	190,000

1 Operating earnings plus amortization, both as stated on the consolidated statements of operations.  EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles.  EBITDA may not be calculated in a comparable manner to other companies.  The Company has calculated EBITDA consistently for all periods presented.  In the determination of pro forma EBITDA for AT Plastics for periods prior to the acquisition, certain restructuring charges have been added back.

2 Calculated as cash flow from operations less increases in non-cash operating working capital.  This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles.  Cash flow may not be calculated in a comparable manner to other companies.  The Company has calculated cash flow consistently for all periods presented.

Production Volume Information (tonnes)
Acetyls Segment
Acetic Acid	76,884	106,025	278,469	299,458
VAM – Pardies	27,133	36,531	97,008	110,502
Acetic Acid Derivatives	16,736	15,523	52,075	49,928
Specialty Polymers and Films Segment
Specialty Polymers	32,703	34,700	98,748	95,800
Films	3,084	4,445	11,340	9,888

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ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS

 (In thousands of U.S. dollars)

ASSETS	September 30,	December 31,
	2003	2002
	(Unaudited)
Current assets:
Cash and cash equivalents	$50,359	$61,890
Accounts receivable	74,941	43,699
Inventories	64,578	28,481
Prepaid expenses and other	7,724	3,638
	197,602	137,708

Property, plant and equipment	247,544	110,191

Other assets	12,489	15,976
	$457,635	$263,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$84,931	$60,006

Pension obligation	20,533	4,725

Revolving credit facility	31,229	—

Senior unsecured notes	265,000	190,000
	401,693	254,731

Shareholders' equity
Share capital	101,572	64,039
Additional paid-in capital	1,547	—
Deficit	(22,838)	(11,563)
Cumulative translation adjustment	(24,339)	(43,332)
	55,942	9,144
	$457,635	$263,875
See accompanying notes to interim consolidated financial statements.

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ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(In thousands of U.S. dollars, except per share data)

(unaudited)

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Sales	$88,831	$55,326	$229,130	$154,524

Cost of goods sold	78,531	42,187	191,038	126,181
Amortization	6,233	3,726	16,555	11,530
	84,674	45,913	207,593	137,711

Gross profit	4,067	9,413	21,537	16,813
Other operating expenses:
Selling, general and administrative	4,194	2,594	9,382	8,183
Research and development	684	225	1,697	800
	4,878	2,819	11,079	8,983

Operating earnings (loss)	(811)	6,594	10,458	7,830
Other income (expense):
Interest expense	(6,891)	(5,214)	(17,357)	(15,207)
Equity income (loss)	27	58	(51)	(132)
Foreign exchange gain (loss) and other	(2,737)	1,101	(4,166)	(2,591)
	(9,601)	(4,055)	(21,574)	(17,930)
Earnings (loss) before income taxes	(10,412)	2,539	(11,116)	(10,100)
Income taxes	—	—	—	—
Net earnings (loss) for the period	(10,412)	2,539	(11,116)	(10,100)
Retained earnings (deficit), beginning of period	(12,426)	(11,130)	(11,563)	1,677
Excess of repurchase price over assigned value of common shares	—	(40)	(159)	(208)
Deficit, end of period	$(22,838)	$(8,631)	$(22,838)	$(8,631)

Net earnings (loss) per common share
Basic	$(0.34)	$0.10	$(0.41)	$(0.38)
Diluted	$(0.34)	$0.10	$(0.41)	$(0.38)

Weighted average number of common shares outstanding
Basic	30,594,387	26,367,974	27,234,451	26,419,113
Diluted	30,961,555	26,619,138	27,600,785	26,745,801

*Number of shares outstanding at September 30, 2003: 33,874,438
See accompanying notes to interim consolidated financial statements.

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ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

 (In thousands of U.S. dollars)

(Unaudited)

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002
Cash provided by (used for):
Operations:
Net earnings (loss)	$(10,412)	$2,539	$(11,116)	$(10,100)
Charges and credits to income not involving cash:
Amortization	6,233	3,726	16,555	11,530
Pension expense	(70)	105	133	296
Amortization of deferred financing costs	378	252	939	730
Amortization of bond premium	(198)	—	(198)	—
Unrealized foreign exchange loss	1,858	—	1,858	—
Distributions from equity investee in excess of income	(27)	(58)	51	132
Other	—	913	—	913
Changes in non-cash working capital	794	(1,230)	(1,930)	(545)
	(1,444)	6,247	6,292	2,956
Investments:
Purchase of property, plant and equipment	(1,065)	(4,876)	(2,269)	(7,667)
AT Plastics acquisition	(10,449)	—	(10,449)	—
Other	40	457	(33)	230
	(11,474)	(4,419)	(12,751)	(7,437)
Financing:
Proceeds from long-term debt	82,125	—	82,125	—
Costs incurred in issuing long-term debt	(3,288)	—	(3,288)	—
Repayment of long-term debt	(87,540)	—	(87,540)	—
Increase in share capital	22	—	62	172
Share repurchases	—	(155)	(597)	(581)
Increase (decrease) in pension obligation	96	383	(26)	350
	(8,585)	228	(9,264)	(59)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	424	135	4,192	4,289

Increase (decrease) in cash and cash equivalents	(21,079)	2,191	(11,531)	(251)
Cash and cash equivalents, beginning of period	71,438	49,163	61,890	51,605
Cash and cash equivalents, end of period	$50,359	$51,354	$50,359	$51,354
See accompanying notes to interim consolidated financial statements.

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ACETEX CORPORATION

SEGMENTED INFORMATION

(In thousands of U.S. dollars)

(Unaudited)

The segmented information for the Specialty Polymers and Films segment includes the results of operations only for the period from August 5, 2003 to September 30, 2003.

	Acetyls	Specialty	Corporate	Total
		Polymers and
Nine Months ended September 30, 2003		Films

Sales	$198,308	$30,822	—	$229,130

Cost of goods sold and operating expenses	172,100	27,777	2,240	202,117
Amortization	15,520	1,035	—	16,555
	187,620	28,812	2,240	218,672

Operating earnings	$10,688	$2,010	$(2,240)	10,458

Interest expense				(17,357)
Equity income (loss)				(51)
Foreign exchange gain (loss) and other				(4,166)
Income taxes				—
Net earnings (loss)				$(11,116)

Three Months ended September 30, 2003

Sales	$58,009	$30,822	—	$88,831

Cost of goods sold and operating expenses	54,484	27,777	$1,148	83,409
Amortization	5,198	1,035	—	6,233
	59,682	28,812	1,148	89,642

Operating earnings	$(1,673)	$2,010	$(1,148)	(811)

Interest expense				(6,891)
Equity income (loss)				27
Foreign exchange gain (loss) and other				(2,737)
Income taxes				—
Net earnings (loss)				$(10,412)

As at September 30, 2003

Total assets	$236,417	$206,134	$15,084	$457,635

All amounts as at December 31, 2002, and for the three and nine months ended September 30, 2002, are in the Acetyls segment.

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ACETEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts expressed in thousands of U. S. dollars, except per share amounts)

(unaudited)

Three and Nine months ended September 30, 2003 and 2002

1.

Operations:

Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994.  It has two principal businesses.  The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe.  The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a modern, state-of-the-art engineering and manufacturing facility in Edmonton, Alberta.

2.

Significant accounting policies:

(a)

Basis of presentation:

The interim consolidated financial statements of Acetex Corporation (the “Company”) have been prepared in accordance with generally accepted accounting principles in Canada but do not include all disclosures that are required for the Company’s annual consolidated financial statements.  They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned.  The Company’s 45% interest in Erfei A.I.E. (“Erfei”), a company subject to significant influence, is accounted for by the equity method.  Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized.  All material intercompany balances and transactions have been eliminated.

The consolidated financial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company’s 2002 Annual Report.

(b)

Stock-based compensation:

The Company has a stock-based compensation plan.  The Company applies the fair value method of accounting for certain stock-based transactions, which includes stock options granted by the Company to non-employees and direct awards to employees.  Other stock options granted to employees are accounted for by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded in share capital at the time of exercise.

During the nine months ended September 30, 2003 and 2002, the Company did not grant any stock options.  Accordingly, pro forma net earnings (loss) and net earnings (loss) per share would not be different from the disclosed net earnings (loss) and net earnings (loss) per share.

(c)

Net earnings (loss) per common share:

Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss).  Diluted net earnings (loss) per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.

Share capital:

(a)

Authorized:  Unlimited number of common shares.

(b)

Issued:

	Number of common shares	Assigned value

Issued, December 31, 2001	26,409,964	$ 65,578
Issued for cash on exercise of options	113,500	209
Repurchased	(879,500)	(1,988)
Settlement of share purchase loan	-	240

Issued, December 31, 2002	25,643,964	64,039
Issued for cash on exercise of options	36,000	62
Issued pursuant to the AT Plastics Acquisition (see Note 4)	8,370,574	37,910
Repurchased	(176,100)	(439)

Issued, September 30, 2003	33,874,438	$ 101,572

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(c)

Stock options:

The Company’s stock option plan provides for grants to directors, officers and key employees.  Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant.  Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant.  Stock options expire 10 years from the date of grant.  Exercise prices presented in the table below are expressed in Canadian dollars.

	Number of options	Weighted average exercise price

Outstanding, December 31, 2001	3,369,188	$ 6.59
Granted	40,000	3.00
Exercised	(113,500)	(2.88)
Forfeited	(402,500)	(12.22)

Outstanding, December 31, 2002	2,893,188	6.14
Exercised	(36,000)	(2.60)
Assumed pursuant to AT Plastics Acquisition (Note 4)	666,866	21.31

Outstanding, September 30, 2003	3,524,054	$ 9.05

The following table summarizes information about stock options exercisable and outstanding at September 30, 2003:

Options outstanding			Options exercisable
Range of exercise Prices (CDN $ per share)	Number	Weighted average exercise price (CDN $)	Exercisable number	Weighted average exercise price (CDN $)

$2.60 - $5.49	779,666	$ 2.73	739,666	$ 2.71
$5.50 - $8.00	2,221,088	7.20	2,006,088	7.17
$8.01 - $81.60	523,300	26.28	523,300	26.28

	3,524,054	$ 9.05	3,269,054	$ 9.22

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4.

AT Plastics Acquisition

Pursuant to the terms of the Combination Agreement dated June 20, 2003 between the Company, 2028569 Ontario Limited (“Subco”), a wholly-owned subsidiary of the Company, and AT Plastics Inc., the Company agreed to acquire all of the issued and outstanding equity securities of AT Plastics Inc. (the “Acquisition”).  The Acquisition was consummated on August 5, 2003, (the “Effective Date”) through the amalgamation of Subco and AT Plastics and the concurrent issuance of equity securities by the Company to the equity holders of AT Plastics at that time.  The Company issued:

(i)

8,370,574 common shares being that number of common shares determined by multiplying the number of outstanding AT Plastics common shares by one-sixth (that is one common share for every six AT Plastics common shares tendered);

 (ii)

706,760 warrants to purchase common shares having an exercise price per share equal to CDN$6.10 being the closing price of the Company’s common shares on the Toronto Stock Exchange on August 5, 2003 and 141,352 warrants having an exercise price per share of CDN$4.32 each, all expiring June 2, 2008, in exchange for all outstanding warrants of AT Plastics; and

(iii)

666,866 vested options to purchase common shares of the Company determined by dividing the number of AT Plastics options at the Effective Date by six having an exercise price per Company share equal to the exercise price per share of the particular AT Plastics option at the Effective Date multiplied by six.

For accounting purposes, the acquisition of AT Plastics by the Company has been accounted for as a purchase business combination with the Company identified as the acquirer.

Fair value of consideration issued by the Company:

(dollars in thousands)
Common shares	$37,910
Warrants	1,158
Options	388
Costs	10,273
$49,729

The fair value of the warrants and options issued has been determined by application of the Black-Scholes option pricing model.  Costs include all incremental costs directly attributable to the Acquisition but exclude costs attributable to the bond financing described in Note 5.

Assets acquired (liabilities assumed) at their fair values:

(dollars in thousands)
Current assets	$70,042
Current liabilities, excluding current portion of long-term debt	(27,681)
Working capital	42,361
Property, plant and equipment	139,540
Other long-term liabilities	(14,583)
Long-term debt, including current portion of long-term debt	(117,589)
$49,729

These consolidated financial statements include the results of operations of AT Plastics from the Effective Date of the Acquisition.  If the Acquisition had been effective on January 1, 2002, the unaudited pro forma results of operations would have been as follows:

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Sales	$103,327	$95,898	$329,734	$265,746

Cost of goods sold and other operating	95,027	79,231	289,376	229,206
Amortization	6,788	5,392	20,443	16,530
	101,815	84,623	309,819	245,736

Operating earnings	$1,512	$11,275	$19,915	$20,010

5.

Bond Financing

To fund part of the AT Plastics Acquisition, on August 5, 2003, the Company issued $75.0 million 10 7/8% senior unsecured bonds due August 1, 2009.  The bonds were issued at a price of 109.50% plus accrued interest from August 1, 2003, and provide for semi-annual interest payments starting February 1, 2004.  The costs incurred in the refinancing of approximately $3.3 million are amortized as a charge to interest expense over the period that the bonds are outstanding.  The premium on issuance of $7.125 million is amortized as a credit to interest expense over the period that the bonds are outstanding.

Reconciliation of Net Income for Canadian GAAP to U.S. GAAP

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Net earnings (loss) for Canadian GAAP	$(10,412)	$2,539	$(11,116)	$(10,100)
Stock compensation expense	—	—	(24)	(152)
Net income (loss) for U.S. GAAP	$(10,412)	$2,539	$(11,140)	$(10,252)

U.S. GAAP earnings per share
Basic net earnings (loss) per common share	$(0.34)	$0.10	$(0.41)	$(0.38)
Diluted net earnings (loss) per common share	$(0.34)	$0.10	$(0.41)	$(0.38)

Note that except for stock compensation expense, EBITDA amounts are equivalent under both U.S. and Canadian GAAP.

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Acetex Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All references in U.S. funds)

Acetex Corporation (the “Company”) operates two businesses, the Acetyls Business and the AT Plastics Business.  The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer (“VAM”), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol.  The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America.  The Company’s results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

Acetyls Business

Net Sales

For the three months ended September 30, 2003, compared to the three months ended September 30, 2002, net sales increased by 4.8% or $2.7 million to $58.0 million from $55.3 million.  This resulted from an increase in average product selling prices of 11% from 2002 to 2003 while sales volumes decreased by 7%.  Industry newsletters indicate that pricing for the third quarter of 2003 measured in Euros compared to the second quarter of 2003 decreased by 2.5% for acetic acid and 5.7% for VAM.  Contract prices for the fourth quarter for acetic acid and VAM in Europe have not yet been determined.

For the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002, net sales increased by 28% or $43.8 million to $198.3 million from $154.5 million.  This increase resulted from an increase in average product selling prices of 29% from 2002 to 2003, which was offset by a decrease in sales volumes of 3%.  Industry newsletters indicate that average pricing for the first nine months of 2003 measured in Euros compared to the first nine months of 2002 increased by 22% for VAM and 16% for acetic acid.

Gross Profit

Gross profit for the three months ended September 30, 2003 compared to the three months ended September 30, 2002 decreased by 94% or $8.8 million to $0.6 million from $9.4 million.  The decrease in gross profit was primarily due to the unscheduled 18-day shutdown of the Pardies, France, facility in August, 2003, which is estimated to have reduced gross profit by $6.0 million.  As a result of the lower production levels and higher operating costs, cash costs per tonne were 33% higher in the September 30, 2003, quarter compared to the same quarter in 2002.  The European contract price for methanol decreased by 13% from the second quarter of 2003 to the third quarter of 2003.  The European contract price for methanol will reduce by 16% to Euros 190 per tonne in the fourth quarter.  The cost of natural gas is expected to decrease in the fourth quarter in response to moderating world crude oil prices.

Gross profit for the nine months ended September 30, 2003, increased by 7.7% or $1.3 million to $18.1 million from $16.8 million in the comparable period of 2002.  The increase in gross profit was primarily due to the increases in the Company’s selling prices for its products.  The average European contract price for methanol during the first nine months of 2003 was 49% higher than during the first nine months of 2002.

Operating Earnings

Operating earnings for the three months ended September 30, 2003, decreased by $8.3 million to an operating loss of $1.7 million from operating earnings of $6.6 million.  The decrease in operating earnings was primarily due to the unscheduled shutdown at the Pardies plant.  Operating earnings for the nine months ended September 30, 2003, increased by 37% or $2.9 million to $10.7 million from $7.8 million in the comparable period in 2002.

Income tax expense remains zero as a result of the application of losses for French and Spanish income tax purposes that have not been previously recorded as a tax asset.

Specialty Polymers and Films Business

We acquired AT Plastics on August 5, 2003, and have consolidated its results of operations in our consolidated financial statements from that date.  The analysis which follows has been prepared on a pro forma basis as if we had acquired the Business on January 1, 2002.

Net Sales

For the three months ended September 30, 2003, compared to the three months ended September 30, 2002, net sales increased by 11.7% or $4.7 million to $45.3 million from $40.6 million.  Specialty mix for the Polymers business improved by 6.5% by volume over the same period last year, on 10% higher average selling prices and slightly lower volumes.  Two commodity price increases totaling 9 cents/lb have been announced by the industry for Q4 implementation.  Films prices were up 11% on slightly lower volumes.

For the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002, net sales increased by 18.2% or $20.2 million to $131.4 million from $111.2 million.  Specialty mix for the Polymers business improved 3.3% by volume over the same period last year as target account improvements were offset by generally weak US economic performance, and as the Company participated in more opportunistic commodity business in the first half of the year.   Films pricing increased 14% on similar volumes to last year.  As the market leader, AT Plastics has continued to hold the line on films pricing.

Gross Profit

Gross profit for the three months ended September 30, 2003 compared to the three months ended September 30, 2002 decreased by 1.0% or $0.1 million to $6.5 million from $6.6 million.  Raw material costs increased in excess of 30% compared to last year, principally driven by a 54% increase in US natural gas prices.    Our strategy of continued mix improvement through increased specialty business and selected price increases is expected to protect and improve margins in the future.

Gross profit for the nine months ended September 30, 2003, increased by 2.4% or $428,000 to $18.2 million from $17.8 million in the comparable period of 2002.  Gross profit expansion was achieved despite an 86% increase in US natural gas prices.  Polymers gross profits were substantially the same on slightly higher volumes, while Films gross profits grew 10% during the period.

Operating Earnings

Operating earnings for the three months ended September 30, 2003, increased by $0.7 million or 20% to $3.8 million from $3.1 million, substantially due to operating expense reductions as a result of overhead and cost reduction initiatives initiated earlier in 2003.  Operating earnings for the nine months ended September 30, 2003 (prior to severance and other costs) increased by $0.7 million or 9% to $9.5 million from $8.8 million in the prior year.  After severance and other costs, nine month operating earnings decreased by $3.0 million or 34% to $5.8 million from $8.8 million in the prior year Additionally the continued appreciation of the Canadian dollar versus the US in the quarter (up 9% year to date and 12% quarter over quarter) has materially affected Canadian dollar denominated costs.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended September 30, 2003, was $(2.2 million) compared to $7.5 million for the three months ended September 30, 2002. Cash provided by operations (prior to changes in non-cash working capital) for the nine months ended September 30, 2003, was $8.2 million compared to $3.5 million for the nine months ended September 30, 2002.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

Capital Expenditures

Capital expenditures during the three months ended September 30, 2003, totaled $1.1 million of which $0.4 million related to the AT Plastics business.  Capital expenditures for the nine months ended September 30, 2003 were $2.3 million.  Annual maintenance level capital expenditures are expected to be $3.5 million for the Acetyls Business and $5 to 6 million for the AT Plastics business.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France.  The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Page #

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

Acetex Corporation
Consolidating Balance Sheet
September 30, 2003

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Guarantors: AT Plastics	Guarantors: Alberta AG Industries	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
Cash and cash equivalents	12,269			(1,153)	0	$39,243		$50,359
Accounts receivable	4,419	58,638		28,386	241	46,314	(63,057)	74,941
Inventories				37,393	212	26,973		64,578
Prepaid expenses and other	802			2,154		4,768		7,724
	17,490	58,638	0	66,780	453	117,298	(63,057)	197,602
Property, plant and equipment	309			138,745	156	108,334		247,544
Investment in affiliates	336,595	230,000	(75,440)	(94,851)		157,950	(554,254)	0
Other assets	1,704			0		10,785		12,489
	356,098	288,638	(75,440)	110,674	609	394,367	(617,311)	457,635
Accounts payable and accrued liabilities	10,817	0	0	20,869	156	115,242	(62,153)	84,931
Pension obligation				15,171		5,362		20,533
Long-term debt	265,000					230,000	(230,000)	265,000
CIT Revolver				31,229				31,229
	275,817	0	0	67,269	156	350,604	(292,153)	401,693
Share capital	101,572	230,000	10,048	49,729	0	127,466	(417,243)	101,572
Contributed surplus	2,154							2,154
Retained earnings (deficit)	(23,445)	58,638	(85,488)	(6,324)	453	(45,849)	78,568	(23,445)
Cumulative translation adjustment			0			(37,854)	13,517	(24,339)
	80,281	288,638	(75,440)	43,405	453	43,763	(325,158)	55,942
	356,098	288,638	(75,440)	110,674	609	394,367	(617,311)	457,635

Acetex Corporation
Consolidating Income Statement
Period Ended September 30, 2003

	Acetex Corporation	Guarantors: Acetex LLC	Guarantors: Acetex BV	Guarantors: AT Plastics	Guarantors: Alberta AG Industries	Combined non-guarantors	Eliminations	Acetex Corporation Consolidated
Sales				30,531	291	198,308	0	229,130
Amortization				1,034	1	15,520		16,555
Cost of goods sold				26,427	(196)	164,807		191038
				3,070	486	17,981	0	21,537
Selling, general & administrative	2,264			1,240	33	5,869		9,406
Research and development				273		1,424		1,697
Operating earnings (loss)	(2,264)	0	0	1,557	453	10,688	0	10,434
Equity loss	861		(14,603)	453		(958)	14,196	(51)
Interest expense - net	(13,381)	23,165		(1,818)		(25,323)		(17,357)
Foreign exchange and other	3,644			(6,063)		(1,748)		(4,166)
Earnings (loss) before income taxes	(11,140)	23,165	(14,603)	(5,871)	453	(17,341)	14,196	(11,140)
Income taxes	0	0	0	0	0	0	0	0
Deferred income tax								
	0	0	0	0	0	0	0	0
Net earnings (loss)	(11,140)	23,165	(14,603)	(5,871)	453	(17,341)	14,196	(11,140)
Retained earnings (deficit) at beginnning	(12,146)	75,124	(70,885)	0	0	(28,508)	24,269	(12,146)
Excess of repurchase price over assigned value of common shares	(159)							(159)
Dividends paid		(39,651)				0	39,651	0
Retained earnings (deficit) at end	(23,445)	58,638	(85,488)	(5,871)	453	(45,849)	78,116	(23,445)

Acetex Corporation

Consolidating Statement of Cash Flow

Period Ended September 30, 2003

		Guarantors				Combined		Acetex
	Acetex Corporation	Acetex LLC	Acetex BV	AT Plastics	Alberta AG Industries	non-guarantors	Eliminations	Corporation Consolidated
CASH PROVIDED BY (USED IN):								
Operating Activities								
Net earnings (loss)	(11,140)	23,165	(14,603)	(5,871)	453	(17,341)	14,196	(11,140)
Charges and credits to income -non-cash								
Amortization				1,034	1	15,521		16,555
Pension expense						133		133
Unrealized foreign exchange gain	(3,645)			5,503		0		1,858
Amortization of deferred financing costs						939		939
Amortization of bond premium	(198)							(198)
Stock based compensation expense	24							24
Distribution from equity investment in excess of income	34,825	0	14,603	(453)		4,923	(53,847)	51
Changes in noncash working capital	2,587	16,486	0	(4,462)	(454)	(19,394)	3,305	(1,930)
	22,453	39,651	0	(4,249)	0	(15,219)	(36,346)	6,292
Investing Activities								
Purchase of property, plant and equipment	0			(394)		(1,875)		(2,269)
Other						(33)		(33)
AT Plastics acquisition	(10,272)			(177)				(10,449)
Loan to affiliates	(91,206)			91,206		1		0
	(101,478)	0	0	90,635	0	(1,907)	0	(12,751)
Financing activities								
Proceeds from long-term debt	82,125							82,125
Costs incurred in refinancing debt	(3,288)							(3,288)
Repayment of long-term debt				(87,540)				(87,540)
Increase in share capital	62							62
Dividend paid		(39,651)					39,651	0
Decrease in pension obligation						(26)		(26)
Shares repurchased	(597)							(597)
	78,302	(39,651)	0	(87,540)	0	(26)	39,651	(9,264)

NOTES

1.

The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2.

Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors.  The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several.  All of the Company’s operations are conducted by nonguarantor subsidiaries.  There are no restrictions on dividend payments amongst the Company and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation By: /s/ “David W. Ross”
Date: November 13, 2003	Name: David W. Ross Title: Corporate Secretary